UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: March 10, 2010	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

2

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Fourth Quarter and Fiscal Year 2009 Financial Results

New York, March 10, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the fourth quarter and the fiscal year ended December 31, 2009.

Highlights for the Fourth Quarter 2009

•	Total revenues decreased by 77.1% year-to-year and by 35.7% quarter-on-quarter to RMB72.2 million (US$10.6 million).

•	Gross loss amounted to RMB32.1 million (US$4.7 million), compared to a gross profit of RMB65.8 million for the fourth quarter of 2008 and a gross loss of RMB44.7 million for the third quarter of 2009.

•

Loss from operations amounted to RMB78.4 million (US$11.5 million), compared to a profit from operations of RMB32.0 million for the fourth quarter of 2008 and a loss from operations of RMB77.3 million for the third quarter of 2009.

•	Net loss amounted to RMB90.2 million (US$13.2 million), compared to a net loss of RMB37.7 million for the fourth quarter of 2008 and a net loss of RMB79.1 million for the third quarter of 2009.

•

Net loss excluding share-based compensation (non-GAAP) amounted to RMB84.9 million (US$12.4 million), compared to a net loss of RMB27.0 million for the fourth quarter of 2008 and a net loss of RMB72.5 million for the third quarter of 2009. (Note 1)

•	Sales volume of biodiesel decreased by 72.2% year-to-year and decreased by 37.3% quarter-on-quarter to 15,581 tons.

•	Average selling price of biodiesel decreased by 15.9% year-to-year and increased by 4.2% quarter-on-quarter to RMB4,282 (US$627.3) per ton.

•	Annual biodiesel production capacity increased by 160,000 tons (or approximately 48 million gallons) year-to-year.

•	Cash balance amounted to RMB571.2 million (US$83.7 million) with no bank borrowings as of December 31, 2009.

Highlights for the Fiscal Year 2009

•	Total revenues decreased by 58.0% to RMB628.2 million (US$92.0 million) compared to RMB1,495.6 million for 2008.

•	Gross loss amounted to RMB138.5 million (US$20.3 million) compared to a gross profit of RMB533.0 million for 2008.

•	Loss from operations amounted to RMB267.5 million (US$39.2 million) compared to a profit from operations of RMBRMB422.2 million for 2008.

•	Net loss amounted to RMB283.5 million (US$41.5 million) compared to a net income of RMB269.0 million for 2008.

•	Net loss excluding share-based compensation (non-GAAP) amounted to RMB253.8 million (US$37.2 million) compared to a net income of RMB307.8 million for 2008. (Note 1)

•	Sales volume of biodiesel decreased by 37.8% to 143,818 tons compared to 2008.

•	Average selling price of biodiesel decreased by 29.7% to RMB4,040 (US$591.9) per ton compared to 2008.

		Three months ended
(US$ in thousands, except per share data and operating data)		December 31, 2008	September 30, 2009	December 31, 2009
		(Note 2)	(Note 2)	(Note 2)
Revenues		46,168	16,448	10,581
Gross profit (loss)		9,639	(6,555)	(4,700)
Income (loss) from operations		4,681	(11,331)	(11,484)
Net loss		(5,522)	(11,583)	(13,213)

Net loss per ordinary share - Diluted		(0.033)	(0.069)	(0.079)
Net loss per ADS - Diluted		(0.066)	(0.139)	(0.158)
Non-GAAP net loss per ADS – Diluted (Note 1)		(0.047)	(0.127)	(0.149)

Gross profit (loss) margin (Note 3)		20.9%	(39.9)%	(44.4)%
Operating profit (loss) margin (Note 3)		10.1%	(68.9)%	(108.5)%
Net income (loss) margin (Note 3)		(12.0)%	(70.4)%	(124.9)%
Non-GAAP net income (loss) margin (Note 1&3)		(8.6)%	(64.6)%	(117.6)%

Sales volume of biodiesel (Note 4)	tons	56,063	24,847	15,581
Average selling price of biodiesel (Note 4)	RMB/ton	5,092	4,111	4,282
Sales volume of biodiesel by-products	tons	6,025	4,968	2,708
Average selling price of biodiesel by-products	RMB/ton	4,921	2,031	2,055

			Year ended
(US$ in thousands, except per share data and operating data)			December 31, 2008	December 31, 2009
			(Note 2)	(Note 2)
Revenues			219,109	92,030
Gross profit (loss)			78,086	(20,290)
Income (loss) from operations			61,850	(39,193)
Net income (loss)			39,410	(41,534)

Net income (loss) per ordinary share - Diluted			0.235	(0.249)
Net income (loss) per ADS - Diluted			0.471	(0.498)
Non-GAAP net income (loss) per ADS – Diluted (Note 1)			0.539	(0.446)

Gross profit (loss) margin (Note 3)			35.6%	(22.0)%
Operating profit (loss) margin (Note 3)			28.2%	(42.6)%
Net income (loss) margin (Note 3)			18.0%	(45.1)%
Non-GAAP net income (loss) margin (Note 1&3)			20.6%	(40.4)%

Sales volume of biodiesel (Note 4)	tons		231,377	143,818
Average selling price of biodiesel (Note 4)	RMB/ton		5,748	4,040
Sales volume of biodiesel by-products	tons		23,878	18,469
Average selling price of biodiesel by-products	RMB/ton		6,936	2,554

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.8259 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit (loss) margin, operating profit (loss) margin and net income (loss) margin represent gross profit (loss), operating profit (loss) and net income (loss), respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Difficult market conditions, a slow rebound in refined diesel demand and prices and lingering uncertainty over the consumption tax issue made for a very challenging fourth quarter and this is reflected in our results,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “However, Gushan is refocusing its sales efforts on supplying biodiesel to the chemical industry, which are not subject to the consumption tax, and is actively seeking opportunities for strategic investments in the energy and environment sectors. Such efforts, if successful, should enhance long-term shareholder value for Gushan.”

Financial Results for the Fourth Quarter 2009

Revenues

The Company’s revenues amounted to RMB72.2 million (US$10.6 million) for the fourth quarter of 2009, representing a decrease of 77.1% from RMB315.1 million for the fourth quarter of 2008 and a decrease of 35.7% from RMB112.3 million for the third quarter of 2009. The decline in revenues on a year-to-year basis was mainly due to a decrease in sales volume as well as a decrease in the average selling prices of the Company’s biodiesel and biodiesel by-products. The decline in revenues on a sequential quarterly basis was due to a decrease in the sales volume of biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 15,581 tons for the fourth quarter of 2009, representing a decrease of 72.2% from 56,063 tons for the fourth quarter of 2008 and a decrease of 37.3% from 24,847 tons for the third quarter of 2009.

The average selling price of biodiesel was RMB4,282 (US$627.3) per ton for the fourth quarter of 2009, representing a decrease of 15.9% from RMB5,092 per ton for the fourth quarter of 2008 and an increase of 4.2% from RMB4,111 per ton for the third quarter of 2009.

The sales volume of biodiesel by-products amounted to 2,708 tons for the fourth quarter of 2009, representing a decrease of 55.1% from 6,025 tons for the fourth quarter of 2008, and a decrease of 45.5% from 4,968 tons for the third quarter of 2009.

The average selling price of biodiesel by-products was RMB2,055 (US$301.1) per ton for the fourth quarter of 2009, representing a decrease of 58.2% from RMB4,921 per ton for the fourth quarter of 2008 and a slight increase of 1.2% from RMB2,031 per ton for the third quarter of 2009.

The year-to-year decreases in the sales volume of biodiesel was mainly due to the temporary suspension of operations at certain of the Company’s plants in the second, third and fourth quarters of 2009 and the Company’s strategy to shift its major sales channels from the refined oil market to the chemical market. Fujian Gushan suspended production from April 19, 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers. Additionally, as previously announced, Gushan’s management decided to extend the suspension of operations at Fujian Gushan to seek to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, Fujian Gushan has not resumed production. Mainly as a result of the suspension of operations due to the consumption tax issue, Fujian Gushan’s sales volume of biodiesel for the fourth quarter of 2009 decreased by 98.2%, compared to the fourth quarter of 2008. In mid September 2009, the Handan municipal government of Hebei province began road maintenance near Hebei Gushan’s plant which restricted access to the plant by the Company’s suppliers and customers. As a result, the Company suspended operations of Hebei Gushan from mid September 2009 to end of November 2009. As a result, Hebei Gushan’s sales volume of biodiesel for the fourth quarter of 2009 decreased by 78.8% compared to the fourth quarter of 2008.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue, the Company is continuing its efforts in expanding alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease, and primarily to the sequential quarterly decrease, in the sales volume of biodiesel. However, the proportion of biodiesel sold to the chemical market continued to increase from 10.0% of the total volume of biodiesel sold in the fourth quarter of 2008 to 65.4% in the fourth quarter of 2009.

The year-to-year decrease in the average selling price of biodiesel was attributed to a decline in the market price of diesel in China which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and the rapid contraction of China’s industrial production amid the global financial crisis. The average selling price of biodiesel increased slightly in the third and fourth quarters of 2009.

The average selling prices of biodiesel by-products decreased on a year-to-year basis as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy during the fourth quarter of 2009. The average selling prices of biodiesel by-products also increased slightly in the fourth quarter of 2009.

Cost of Revenues

Cost of revenues for the fourth quarter of 2009 totaled RMB104.3 million (US$15.3 million), representing a decrease of 58.2% from RMB249.3 million for the fourth quarter of 2008 and a decrease of 33.6% from RMB157.0 million for the third quarter of 2009.

Cost of revenues for the fourth quarter of 2009 included a provision for consumption tax of RMB5.1 million (US$0.7 million). The provision for consumption tax was made on a basis of RMB0.8 per liter for 6.3 million liters of biodiesel products sold as a refined oil product by the Company for the fourth quarter of 2009. The Company sold 129.7 million liters of biodiesel as a refined oil product in 2009. As previously disclosed, in April 2009, the State Administration of Taxation (“SAT”) of Fujian Province (“Fujian SAT”) and Fujian Municipal Finance Bureau jointly issued a written proposal to the State Administration of Taxation of the PRC (“PRC SAT”), requesting that biodiesel products, that do not contain diesel content, be exempted from consumption tax. As of the date of this announcement, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during 2009, the Company made a provision for the tax. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 60.2% from RMB249.3 million for the fourth quarter of 2008 and a decrease by 27.9% from RMB137.7 million for the third quarter of 2009. This decrease in cost of revenues on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 12.5% from RMB2,704 per ton for the fourth quarter of 2008 and by 2.4% from RMB2,971 per ton for the third quarter of 2009 to RMB3,043 (US$445.8) per ton in the fourth quarter of 2009.

Gross Profit (loss)

The Company’s gross loss for the fourth quarter of 2009 totaled RMB32.1 million (US$4.7 million), compared to a gross profit of RMB65.8 million for the fourth quarter of 2008 and a gross loss of RMB44.7 million for the third quarter of 2009. The Company’s gross loss margin was 44.4% for the fourth quarter of 2009, 7.0% of which was attributable to the provision for consumption tax, compared to a gross profit margin of 20.9% for the fourth quarter of 2008 and a gross loss margin of 39.9% for the third quarter of 2009, 17.2% of which was attributable to the provision for consumption tax.

The decrease in gross profit margin on a year-to-year basis was mainly due to a decrease in the average selling price of the Company’s biodiesel and biodiesel by-products, the general increase in the Company’s average unit costs of raw materials, the provision for consumption tax, and an increase in the average fixed production costs, which resulted from a decrease in the production and sales volume of Gushan’s biodiesel and biodiesel by-products. On a year-to-year basis, the average unit costs of the Company’s raw materials increased by 12.5% in the fourth quarter of 2009 while the average selling prices of its biodiesel and biodiesel by-products decreased by 15.9% and 58.2%, respectively, during the same period.

The increase in gross loss margin on a sequential quarterly basis was mainly due to an increase in the average fixed production costs, which resulted from a decreased in the production and sales volume of Gushan’s biodiesel and biodiesel by-products. As compared to the third quarter of 2009, the spread between the average selling price of Gushan’s biodiesel and biodiesel by-products and the average unit costs of raw materials in the fourth quarter of 2009 was relatively stable. On a sequential quarterly basis, the average unit costs of the Company’s raw materials increased by 2.4% in the fourth quarter of 2009 while the average selling prices of its biodiesel and biodiesel by-products increased slightly by 4.2% and 1.2%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB1.5 million (US$0.2 million) in the fourth quarter of 2009, representing a slight increase compared to RMB1.0 million for the fourth quarter of 2008 and RMB1.1 million for the third quarter of 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fourth quarter of 2009 totaled RMB27.6 million (US$4.0 million), representing a decrease from RMB32.8 million for the fourth quarter of 2008 and an increase from RMB17.4 million for the third quarter of 2009.

The overall decrease on a year-to-year basis was mainly due to decreases in share-based compensation and professional fees. Share-based compensation included in selling, general and administrative expenses for the fourth quarter of 2009 amounted to RMB5.7 million (US$0.8 million), representing a decrease from RMB10.1 million for the fourth quarter of 2008, primarily due to the fact that amounts of share-based compensation recognized are declining as options become vested over the vesting period. Professional fees totaled RMB3.6 million (US$0.5 million), representing a decrease from RMB4.2 million in the fourth quarter of 2008, as a result of reductions of fees charged by some of our professional service providers when their service contracts were renewed during 2009.

The overall increase in selling, general and administrative expenses on a sequential quarterly basis was mainly due to an increase in staff costs. The increase in staff costs by RMB9.2 million (US$1.3 million) primarily resulted from the year-end performance bonus of RMB9.8 million (US$1.4 million) to all levels of the Company’s employees.

Other Operating Expenses

Other operating expenses both for the third and fourth quarters of 2009 consisted of depreciation of buildings and machinery and salary to factory workers during the periods in which the Company suspended or deferred production due to the consumption tax issue. The Company suspended production in Fujian Gushan starting in June 2009 and, although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in May and June of 2009, respectively, the Company deferred the commencement of production at these plants due to the consumption tax issue. Fujian Gushan suspended its production due to the consumption tax issue since June 2009, Chongqing Gushan and Hunan Gushan deferred the commencement of production also due to the consumption tax issue since the construction of their production facilities were completed respectively in May and July 2009. The Company did not incur such expenses for the fourth quarter of 2008. If these suspensions and deferrals had not occurred, these expenses would have been classified as cost of revenues.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign exchange loss and other income (expense), net. Interest income for the fourth quarter amounted to RMB0.3 million (less than US$0.1 million), representing a decrease from RMB4.7 million for the fourth quarter of 2008 and a decrease from RMB0.4 million for the third quarter of 2009. The decrease in interest income on both a year-to-year and sequential quarterly basis were mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. Foreign exchange loss both for the third and fourth quarters of 2009 amounted to less than RMB0.1 million (less than US$0.1 million), compared to a foreign exchange loss of RMB56.3 million for the fourth quarter of 2008, which resulted from the severe depreciation of the Company’s foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the second half of 2008. During 2009, the Company held cash balances only in Renmibi, Hong Kong dollars and U.S. dollars. During the fourth quarter of 2009, the Company recognized income of RMB4.1 million (US$0.6 million) from its depositary bank, which was recorded in other income (expense), net.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consisted of Corporate Income Tax (“CIT”), a provision for dividend withholding tax and other withholding tax during the current and comparative periods.

CIT for the fourth quarter of 2009 amounted to RMB3.7 million (US$0.5 million), compared to RMB11.4 million for the fourth quarter of 2008 and a write-back of RMB97,000 for the third quarter of 2009.

The decrease in CIT on a year-to-year basis was mainly due to a decrease in the combined taxable profit derived from the Company’s PRC operating subsidiaries . The increase in CIT on a sequential quarterly basis was mainly due to derecognition of deferred tax assets.

According to the new corporate income tax law (“New CIT Law”) and its relevant regulations, which came into effect from January 1, 2008, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Mainland China/HKSAR DTA”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for all quarters beginning from January 1, 2008 to September 31, 2009, as the Company believed that the Mainland China/HKSAR DTA was applicable to these companies.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] No. 601on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”). Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. The Company cannot guarantee that all of its PRC subsidiaries will be entitled to a reduced rate of 5% in view of the uncertainty in the definition of beneficial owner under the Mainland China/HKSAR DTA. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009. If local SATs approve a reduced rate of 5% when the dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. For the fourth quarter of 2009, the Company made a provision of RMB9.3 million, compared to RMB2.3 million for the fourth quarter of 2008 and a provision written back of RMB1.6 million for the third quarter of 2009, in respect of such withholding tax.

Furthermore, during the fourth quarter of 2009, the Company recognized income from its depositary bank, which, as required under the U.S. tax laws, withheld a certain portion of such income as withholding tax.

Net Loss

The Company’s net loss amounted to RMB90.2 million (US$13.2 million) for the fourth quarter of 2009, compared to a net loss of RMB37.7 million for the fourth quarter of 2008 and a net loss of RMB79.1 million for the third quarter of 2009.

Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB84.9 million (US$12.4 million) for the fourth quarter of 2009, compared to a net loss of RMB27.0 million for the fourth quarter of 2008 and a net loss of RMB72.5 million for the third quarter of 2009.

Financial Results for the Fiscal Year 2009

Revenues

The Company’s revenues amounted to RMB628.2 million (US$92.0 million) for 2009, representing a decrease of 58.0% from RMB1,495.6 million for 2008. The decline in revenues was due to a decrease in sales volume of the Company’s biodiesel and biodiesel by-products and a decrease in the average selling prices of biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 143,818 tons for 2009, representing a decrease of 37.8% from 231,377 tons for 2008. The average selling price of biodiesel was RMB4,040 (US$591.9) per ton for 2009, representing a decrease of 29.7% from RMB5,748 per ton for 2008.

The sales volume of biodiesel by-products amounted to 18,469 tons for 2009, representing a decrease of 22.7% from 23,878 tons for 2008. The average selling price of biodiesel by-products was RMB2,554 (US$374.2) per ton for 2009, representing a decrease of 63.2% from RMB6,936 per ton for 2008.

The decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at certain of the Company’s plants in 2009 and the Company’s strategy to shift its sales channels from refined oil market to the chemical market as a result of the consumption tax issue. Fujian Gushan suspended production in April 19, 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers. Additionally, as previously announced, Gushan’s management decided to extend the suspension of operations at Fujian Gushan to seek to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, Fujian Gushan has not resumed production. Mainly as a result of the suspension of operations due to the consumption tax issue, Fujian Gushan’s sales volume of biodiesel for 2009 decreased by 71.8% compared to 2008.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue, the Company is continuing its efforts in expanding alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the absolute decrease in the sales volume of biodiesel. However, the proportion of biodiesel sold to the chemical market continued to increase from 8.6% of the total volume of biodiesel sold in 2008 to 23.3% in 2009.

The decrease in the average selling price of biodiesel was mainly attributed to a decline in the market price of diesel in China which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and the rapid contraction of China’s industrial production amid the global financial crisis. The average selling price of biodiesel has stabilized since the third quarter of 2009 and increased slightly in the third and fourth quarter of 2009.

The average selling prices of all biodiesel by-products decreased as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy during the period. The average selling prices of biodiesel by-products has also stabilized since the third quarter of 2009 and increased slightly in the fourth quarter of 2009.

Cost of Revenues

Cost of revenues for 2009 totaled RMB766.7 million (US$112.3 million), representing a decrease of 20.4% from RMB962.6 million for 2008.

Cost of revenues for 2009 included a provision for consumption tax of RMB103.8 million (US$15.2 million). The provision for consumption tax was made on a basis of RMB0.8 per liter for 129.7 million liters of biodiesel products sold as a refined oil product by the Company for 2009. As previously disclosed, in April 2009, the Fujian SAT and Fujian Municipal Finance Bureau jointly issued a written proposal to the PRC SAT, requesting that biodiesel products, that do not contain diesel content, be exempted from consumption tax. As of the date of this announcement, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during 2009, the Company made a provision for the consumption tax. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 31.1% from RMB962.6 million for 2008. This decrease was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 3.8% from RMB2,538 per ton for 2008 to RMB2,635 (US$386.0) per ton for 2009.

Gross Profit (Loss)

The Company’s gross loss for 2009 totaled RMB138.5 million (US$20.3 million), compared to a gross profit of RMB533.0 million for 2008. The Company’s gross loss margin was 22.0% in 2009, 16.5% of which was attributable to the provision for consumption tax as compared to a gross profit margin of 35.6% in 2008.

The decrease in gross profit margin was mainly due to a decrease in the average selling price of the Company’s biodiesel and biodiesel by-products, the general increase in the Company’s average unit costs of raw materials, the provision for consumption tax, and an increase in the average fixed production costs, which resulted from a decrease in the production and sales volume of Gushan’s biodiesel and biodiesel by-products. The average unit costs of the Company’s raw materials increased by 3.8% in 2009 while the average selling prices of its biodiesel and biodiesel by-products decreased by 29.7% and 63.2%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB5.7 million (US$0.8 million) in 2009, representing an increase from RMB2.2 million for 2008. The increase was mainly due to the depreciation on the machinery of Gushan Biomass, one of the Company’s subsidiaries, which commenced research and development projects in the PRC in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2009 totaled RMB89.9 million (US$13.2 million), representing a decrease from RMB105.5 million for 2008. The overall decrease was mainly due to decreases in share-based compensation, professional fees and other expenses. Share-based compensation included in selling, general and administrative expenses for 2009 amounted to RMB28.8 million (US$4.2 million), representing a decrease from RMB36.9 million for 2008, mainly as a result of the fact that amounts of share-based compensation recognized are declining as the options become vested over the vesting period. Professional fees totaled RMB13.3 million (US$1.9 million), representing a decrease from RMB15.6 million for 2008, as a result of reductions of fees charged by some of our professional service providers when their service contracts were renewed in 2009. A decrease in other expenses included in selling, general and administrative expenses was partly due to the suspension of Fujian Gushan.

Other Operating Expenses

Other operating expenses for 2009 amounted to RMB33.5 million (US$4.9 million), compared to RMB3.2 million for 2008. The expenses for 2009 consisted of depreciation on buildings and machinery and salary to factory workers during periods in which the Company suspended or deferred production due to the consumption tax issue. The Company suspended production in Fujian Gushan starting in June 2009 and, although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in May and June of 2009, respectively, the Company deferred the commencement of production at these plants due to the consumption tax issue. The expenses for 2008 consisted of depreciation on buildings and machinery and salary to factory workers when Beijing Gushan temporarily suspended its production due to Beijing Olympics Games in the third quarter of 2008. If these suspensions and deferrals had not occurred, these expenses would have been classified as cost of revenues.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign exchange loss and other expenses, net. Interest income for 2009 amounted to RMB2.4 million (US$0.4 million), representing a decrease from RMB32.8 million for 2008. The decrease was mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. Foreign exchange loss for the year amounted to RMB0.1 million (less than US$0.1 million), compared to a foreign exchange loss of RMB99.8 million in 2008, which resulted from the severe depreciation of the Company’s foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the second half of 2008. During 2009, the Company held cash balances only in Renminbi, Hong Kong dollars and U.S. dollars. Other expense, net included, among others, income in the amount of RMB5.7 million (US$0.8 million) from the Company’s depositary bank and a provision for business tax of RMB2.9 million (US$0.4 million) on intercompany advances.

Income Tax Expense

Income tax expense primarily consisted of CIT, a provision for dividend withholding tax and other withholding tax during the current and comparative periods.

CIT for 2009 amounted to RMB8.1 million (US$1.2 million), compared to RMB59.1 million for 2008. The decrease in CIT was mainly due to a decrease in the combined taxable profit derived from the Company’s PRC operating subsidiaries . During 2009, the Company made a 10% provision on the undistributed earnings of its PRC operating subsidiaries as of December 31, 2009 to accommodate for the uncertainty in the applicable withholding tax rate on dividends to be paid from such earnings accumulated beginning on January 1, 2008. If the local SATs approve a reduced withholding tax rate of 5% when dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. As a result, the Company made a provision of RMB7.7 million (US$1.1 million) for 2009, compared to RMB22.0 million for 2008, in respect of the withholding tax.

Furthermore, during 2009, the Company recognized income from its depositary bank, which, as required under the U.S. tax laws, withheld a certain portion of such income as withholding tax.

Net Income (Loss)

The Company’s net loss amounted to RMB283.5 million (US$41.5 million) for 2009, compared to a net profit of RMB269.0 million for 2008. Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB253.8 million (US$37.2 million) for 2009, compared to a net income of RMB307.8 million for 2008.

Financial Condition

As of December 31, 2009, the Company had working capital of RMB415.3 million (US$60.8 million), reflecting total current assets of RMB637.7 million (US$93.4 million) and total current liabilities of RMB222.4 million (US$32.6 million). Of the total current assets, the Company had RMB571.2 million (US$83.7 million) in cash, represented by RMB158.2 million, HK$28.4 million and US$0.4 million deposited in licensed commercial banks in the PRC and HK$1.0 million and US$56.3 million deposited in licensed commercial banks in Hong Kong. Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

Business Outlook for Fiscal Year 2010

As expected, the fourth quarter continued to be a challenging one for Gushan principally due to the reduced production and sales volume of biodiesel as a result of the uncertainty over the consumption tax issue, which at this date remains unresolved.

During the fourth quarter of 2009, the Company’s average biodiesel selling prices improved slightly from the previous quarter as demand for diesel in China continued its slow recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to recover. Although raw material costs still increased from the previous quarter, the rate of such increase has declined. The Company’s continued efforts in diversifying its source of raw materials by entering into long-term fixed-price/cost-plus supply contracts are expected to help stabilize raw material costs.

As of this date, the Company’s situation with regards to the consumption tax issue remains unchanged from the previous quarter, as the Company has not received clarification from the PRC SAT on the issue. Currently, production at Fujian Gushan remains suspended and the Company has not commenced production at the Chongqing and Hunan plants pending clarification of the consumption tax issue. All of the Company’s other production plants remain in operation. To date, other than Fujian Gushan and Sichuan Gushan, none of the Company’s production plants have received consumption tax assessments, however, no assurance can be given that Gushan will not receive such assessments for its other plants. If at any time such request is received, Gushan will evaluate the appropriateness of a suspension of production at additional plants on a case-by-case basis. The Company is continuing its efforts to expand alternative sales channels, including sales to the chemical industry, and to develop new products for the chemical industry to seek to mitigate the potential adverse impact from the consumption tax issue. However, no assurance can be given that these efforts will be successful.

Gushan is on track to reach 500,000 tons of biodiesel production capacity by the first half of 2010 after the completion of the new plant in Sichuan which will add an additional annual capacity of 50,000 tons. Beyond that, the Company does not expect to further expand biodiesel production capacity in the near future as the recovery of diesel demand and hence biodiesel selling prices continue to be slow, these conditions, together with the uncertainty of the consumption tax issue, are expected to continue to adversely affect Gushan’s profitability and cash flow generation in the short term. Instead, Gushan will be seeking opportunities to invest in businesses in the energy and/or environmental sector. The Company believes that it is an appropriate time to invest given the current stage of global economic recovery.

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2008 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of December 31, 2009, which was RMB6.8259 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its fourth quarter 2009 earnings conference call at 8:30am U.S. Eastern Time (9:30pm Beijing / Hong Kong Time) on March 10, 2010.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1.800.638.5495
US Toll Number: (for international callers)	1.617.614.3946
Hong Kong Toll Number	852. 3002 1672
Hong Kong Toll Free Number	800.96.3844
China Toll Free Number	10.800.130.0399
UK Toll Free Number	00.800.280.02002
UK Toll Number (for international callers)	44.207.365.8426
Passcode:	74823868

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 11:30 a.m. Hong Kong Time) until March 17, 2010 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	91954088

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Sichuan, Hebei, Beijing and Shanghai production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation, basic and diluted net income per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	December 31, 2008	September 30, 2009	December 31, 2009
	RMB	RMB	RMB	US$
Revenues	315,136	112,273	72,226	10,581
Cost of revenues	(249,340)	(157,014)	(104,305)	(15,281)

Gross profit (loss)	65,796	(44,741)	(32,079)	(4,700)

Operating expenses:
Research and development	(1,043)	(1,051)	(1,515)	(222)
Selling, general and administrative	(32,801)	(17,394)	(27,554)	(4,037)
Other operating expenses	—	(14,158)	(17,239)	(2,525)

Total operating expenses	(33,844)	(32,603)	(46,308)	(6,784)

Income (loss) from operations	31,952	(77,344)	(78,387)	(11,484)

Other income (expense):
Interest income	4,710	389	318	47
Interest expense	—	—	—	—
Foreign currency exchange losses, net	(56,275)	(35)	(26)	(4)
Other income (expense), net	(3,692)	(3,750)	3,308	485

Loss before income tax	(23,305)	(80,740)	(74,787)	(10,956)
Income tax benefit (expense)	(14,391)	1,679	(15,405)	(2,257)

Net loss	(37,696)	(79,061)	(90,192)	(13,213)

Net loss per ordinary share
- Basic	(0.226)	(0.474)	(0.541)	(0.079)
- Diluted	(0.226)	(0.474)	(0.541)	(0.079)
Net loss per ADS
- Basic	(0.452)	(0.948)	(1.082)	(0.158)
- Diluted	(0.452)	(0.948)	(1.082)	(0.158)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943	166,831,943
- Diluted	166,831,943	166,831,943	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	83,415,972	83,415,972	83,415,972	83,415,972
- Diluted	83,415,972	83,415,972	83,415,972	83,415,972
Share-based compensation expense included in:-
Cost of revenues	610	289	(330)	(48)
Research and development expenses	44	93	(100)	(15)
Selling, general and administrative expenses	10,075	6,160	5,697	835

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Year Ended
	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Revenues	1,495,614	628,186	92,030
Cost of revenues	(962,606)	(766,686)	(112,320)

Gross profit (loss)	533,008	(138,500)	(20,290)

Operating expenses:
Research and development	(2,150)	(5,665)	(830)
Selling, general and administrative	(105,476)	(89,894)	(13,170)
Other operating expenses	(3,198)	(33,465)	(4,903)

Total operating expenses	(110,824)	(129,024)	(18,903)

Income (loss) from operations	422,184	(267,524)	(39,193)

Other income (expense):
Interest income	32,756	2,407	353
Interest expense	(73)	—	—
Foreign currency exchange losses, net	(99,789)	(90)	(13)
Other expense, net	(4,375)	(779)	(114)

Earnings (loss) before income tax	350,703	(265,986)	(38,967)
Income tax expense	(81,693)	(17,523)	(2,567)

Net income (loss)	269,010	(283,509)	(41,534)

Net income (loss) per ordinary share
- Basic	1.612	(1.699)	(0.249)
- Diluted	1.607	(1.699)	(0.249)
Net income (loss) per ADS
- Basic	3.225	(3.398)	(0.498)
- Diluted	3.214	(3.398)	(0.498)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943
- Diluted	167,411,352	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	83,415,972	83,415,972	83,415,972
- Diluted	83,705,676	83,415,972	83,415,972
Share-based compensation expense included in:-
Cost of revenues	1,803	548	80
Research and development expenses	135	353	52
Selling, general and administrative expenses	36,869	28,791	4,218

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2008	December 31, 2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash	963,228	571,188	83,680
Accounts receivable	12,926	2,414	354
Inventories	59,246	33,418	4,896
Prepaid expenses and other current assets	10,227	26,411	3,869
Income tax receivable	13,501	3,107	455
Deferred tax assets	1,206	1,192	174

Total current assets	1,060,334	637,730	93,428

Property, plant and equipment, net	1,451,533	1,641,096	240,422
Land use rights	84,101	85,384	12,509
Deferred tax assets	4,568	5,962	874
Other assets	3,500	8,957	1,312

Total assets	2,604,036	2,379,129	348,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,345	580	85
Accounts payable for property, plant and equipment	105,842	72,399	10,607
Accrued expenses and other payables	61,969	43,755	6,410
Provision for consumption tax	—	103,780	15,204
Income taxes payable	14,108	1,925	282

Total current liabilities	185,264	222,439	32,588

Deferred tax liabilities	21,951	29,636	4,342
Income tax payable	5,500	10,207	1,495
Other non-current liabilities	13,551	19,984	2,927

Total liabilities	226,266	282,266	41,352

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,475,669	1,505,361	220,537
Accumulated other comprehensive loss	(47,359)	(47,756)	(6,996)
Retained earnings	949,459	639,257	93,652

Total shareholders’ equity	2,377,770	2,096,863	307,193

Total liabilities and shareholders’ equity	2,604,036	2,379,129	348,545

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	December 31, 2008	September 30, 2009	December 31, 2009
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(37,696)	(79,061)	(90,192)	(13,213)

Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	10,729	6,542	5,267	772
Depreciation	23,102	35,367	41,872	6,134
Land use right expense	340	371	292	43
Loss on disposal of property, plant and equipment	57	—	24	4
Foreign currency exchange losses, net	56,275	35	26	4
Deferred tax expense (benefit)	(3,574)	(1,583)	8,562	1,254
Inventory write-downs	—	1,750	2,068	303

Change in assets and liabilities
Accounts receivable	7,772	750	1,707	250
Inventories	864	(1,412)	4,625	678
Prepaid expenses and other current assets	196	(12,556)	(5,037)	(738)
Income tax receivable	(4,936)	13,022	(1,085)	(159)
Accounts payable	(1,851)	(71)	(1,849)	(271)
Accrued expenses and other payables	3,274	2,044	9,726	1,425
Income taxes payable	1,754	460	(1,623)	(238)
Provision for consumption tax	—	19,300	5,080	744
Other non-current liabilities	(564)	(564)	9,890	1,449
Other assets	146	3,790	806	118

Net cash provided by (used in) operating activities	55,888	(11,816)	(9,841)	(1,441)

Cash flows from investing activities
Purchase of property, plant and equipment	(226,582)	(77,055)	(8,910)	(1,305)
Payments for land use rights	(21,209)	(6,062)	(27)	(4)

Net cash used in investing activities	(247,791)	(83,117)	(8,937)	(1,309)

Net cash provided by financing activities	—	—	—	—

Effect of foreign exchange rate changes on cash	(57,178)	(209)	(38)	(6)

Decrease in cash	(249,081)	(95,142)	(18,816)	(2,756)
Cash at beginning of period	1,212,309	685,146	590,004	86,436

Cash at end of period	963,228	590,004	571,188	83,680

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Year Ended
	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	269,010	(283,509)	(41,534)
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	38,807	29,692	4,350
Depreciation	77,729	126,359	18,512
Land use right expense	1,286	1,396	205
Loss on disposal of property, plant and equipment	139	68	10
Foreign currency exchange losses, net	99,789	90	13
Deferred tax expense	16,123	6,296	922
Inventory write-downs	—	3,818	559
Change in assets and liabilities
Accounts receivable	18,184	10,512	1,540
Inventories	(27,666)	22,010	3,224
Prepaid expenses and other current assets	2,056	(26,426)	(3,871)
Income tax receivable	(13,501)	10,394	1,523
Accounts payable	2,569	(2,765)	(405)
Accrued expenses and other payables	6,186	(6,794)	(995)
Income taxes payable	456	(7,476)	(1,095)
Provision for consumption tax	—	103,780	15,204
Other non-current liabilities	16,132	8,197	1,201
Other assets	590	4,887	716

Net cash provided by operating activities	507,889	529	79

Cash flows from investing activities
Purchase of property, plant and equipment	(662,658)	(349,470)	(51,198)
Payments for land use rights	(36,276)	(15,973)	(2,340)
Proceeds from disposal of property, plant and equipment	—	30	4

Net cash used in investing activities	(698,934)	(365,413)	(53,534)

Cash flows from financing activities
Payments for expenses related to Initial Public Offerings	(14,780)	—	—
Dividend paid	(68,401)	(26,693)	(3,911)

Net cash used in financing activities	(83,181)	(26,693)	(3,911)

Effect of foreign exchange rate changes on cash	(143,281)	(463)	(68)

Decrease in cash	(417,507)	(392,040)	(57,434)
Cash at beginning of year	1,380,735	963,228	141,114

Cash at end of year	963,228	571,188	83,680

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	December 31, 2008	September 30, 2009	December 31, 2009
	RMB	RMB	RMB	US$
GAAP net loss	(37,696)	(79,061)	(90,192)	(13,213)
Share-based compensation	10,729	6,542	5,267	772

Non-GAAP net loss	(26,967)	(72,519)	(84,925)	(12,441)

GAAP net loss per ADS - Basic	(0.452)	(0.948)	(1.082)	(0.158)
Share-based compensation per ADS - Basic	0.129	0.079	0.063	0.009

Non-GAAP net loss per ADS - Basic	(0.323)	(0.869)	(1.019)	(0.149)

GAAP net loss per ADS - Diluted	(0.452)	(0.948)	(1.082)	(0.158)
Share-based compensation per ADS - Diluted	0.129	0.079	0.063	0.009

Non-GAAP net loss per ADS - Diluted	(0.323)	(0.869)	(1.019)	(0.149)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Year Ended
	December 31, 2008	December 31, 2009
	RMB	RMB	US$
GAAP net income (loss)	269,010	(283,509)	(41,534)
Share-based compensation	38,807	29,692	4,350

Non-GAAP net income (loss)	307,817	(253,817)	(37,184)

GAAP net income (loss) per ADS - Basic	3.225	(3.398)	(0.498)
Share-based compensation per ADS - Basic	0.465	0.356	0.052

Non-GAAP net income (loss) per ADS - Basic	3.690	(3.042)	(0.446)

GAAP net income (loss) per ADS - Diluted	3.214	(3.398)	(0.498)
Share-based compensation per ADS - Diluted	0.464	0.356	0.052

Non-GAAP net income (loss) per ADS - Diluted	3.678	(3.042)	(0.446)